EXHIBIT 99.1

Marine Harvest (OSE:MHG, NYSE: MHG): Update from the Norwegian authority regarding development licenses and the Egg concept

Bergen, Norway, Nov. 28, 2016 (GLOBE NEWSWIRE) -- On 10 February 2016 Marine Harvest applied for 14 development licenses in relation to the concept "the Egg". The Egg represents a new enclosed technology within salmon farming and has many advantages to conventional farmed salmon production in regards to minimize environmental impact and increase value creation. The Norwegian Directorate of Fisheries has now informed Marine Harvest that the Egg concept qualifies in general for the development licenses scheme and that they may award four development licenses for this project. Marine Harvest is very pleased with the positive feedback from the Directorate of Fisheries and we are encouraged to see that the authority shares our view that the Egg concept represents a new technology which may contribute to move the salmon industry forward. We will continue to work with the authorities, and hope they will reach a final conclusion imminently in order for the project to commence.

To date Marine Harvest has applied for 34 development licenses for four concepts.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Ivan Vindheim, CFO, Mobile: +47 958 71 310
Kim Galtung Døsvig, IR Officer & Head of Treasury, Mobile: +47 908 76 339